UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq. General Counsel Haemonetics Corporation 400 Wood Road Braintree, Massachusetts 02184 (781) 848-7100	Lisa R. Haddad, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,233	Filing Party: Haemonetics Corporation and Atlas Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: February 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑     third-party tender offer subject to Rule 14d-1.
☐     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4. TERMS OF THE TRANSACTION
ITEM 11. ADDITIONAL INFORMATION.
SIGNATURES

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2010, as amended by that certain Amendment No. 1 to the Schedule TO filed with the SEC on February 25, 2010 and that certain Amendment No. 2 to the Schedule TO filed with the SEC on March 9, 2010 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) thereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of the Schedule TO and this Amendment, as applicable, and is supplemented by the information specifically provided in the Schedule TO and this Amendment.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the information incorporated therein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION
     The Offer to Purchase, incorporated by reference in its entirety into Item 4(a) of the Schedule TO, is hereby amended as set forth in Item 11 of this Amendment.
ITEM 11. ADDITIONAL INFORMATION.
     The information incorporated by reference into Item 11(a)(5) of the Schedule TO is amended by the following amendment to the Offer to Purchase:
     “THE TENDER OFFER” — Section 17 (“Legal Proceedings”)
     The text of the last paragraph of this section is hereby deleted in its entirety and replaced by the following:
     “On March 9, 2010, the Plaintiff, Plaintiff Sham and Plaintiff O’Brien (together, the “Consolidated Plaintiffs”), having sought consolidation of the Action, the JFS Action and the O’Brien Action pending in the District Court Jefferson County in Golden, Colorado, jointly filed in each of these three purported class actions an amended class action complaint against the Defendants (the “Amended Complaint”). On March 10, 2010, the court entered an order consolidating the three actions. The consolidated action is captioned In re Global Med Technologies, Inc. Shareholder Litigation, Case No. 2010CV673. The Amended Complaint aggregates and restates the allegations and causes of action of the Action, the JFS Action and the O’Brien Action. Additionally, the Consolidated Plaintiffs claim that the director Defendants breached their fiduciary duties to Global Med’s stockholders by failing to make allegedly material disclosures to the stockholders in Global Med’s Schedule 14D-9 concerning additional details underlying the fairness opinion of St. Charles Capital, LLC delivered to Global Med and certain background information. Further, the Amended Complaint alleges that the director Defendants approved the proposed transaction in order to provide liquidity to Global Med’s largest stockholder. Based on these allegations, the Amended Complaint seeks judgment that, among other relief: (1) provides injunctive relief that preliminarily and permanently enjoins the Offer; (2) rescinds the Offer if it is consummated; (3) directs the

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Defendants to account to the Plaintiff and other members of the class for all damages and any profits and other special benefits allegedly obtained by the Defendants as a result of director Defendants’ alleged breaches of their fiduciary duties; and (4) awards the Consolidated Plaintiffs the costs of the action, including fees and expenses of the Consolidated Plaintiffs’ attorneys and experts. We and Haemonetics believe that the Amended Complaint is without merit and plan to vigorously defend against it.
     We, Haemonetics and Global Med are not aware of any material pending legal proceeding, other than as set forth in this Offer to Purchase, relating to the Offer or the Merger.”
     The Offer to Purchase, incorporated by reference in its entirety into Item 11(b) of the Schedule TO, is hereby amended as set forth in this Item 11 of this Amendment.

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: March 11, 2010	By:	/s/ Brian P. Concannon
		Name:	Brian P. Concannon
		Title:	President and Chief Executive Officer

ATLAS ACQUISITION CORP.
Dated: March 11, 2010	By:	/s/ James S. O’Shaughnessy
		Name:	James S. O'Shaughnessy
		Title:	Secretary

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